UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Aileron Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00887A 105

(CUSIP Number)

Tricia Moriarty

Vice President, Finance and Administration

Excel Medical Fund, L.P.

Prudential Tower

800 Boylston Street, Suite 2825

Boston MA 02199

(617) 450-9800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of reporting persons Excel Medical Fund, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒ (1)
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 1,016,100
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,016,100
11.	Aggregate amount beneficially owned by each reporting person 1,016,100
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 6.9% (2)
14.	Type of reporting person (see instructions) PN

(1)	This statement on Schedule 13D is filed by Excel Medical Fund, L.P (“Excel Medical”), Excel Medical Ventures, LLC (“Excel”), Frederick R. Blume (“Blume”), Juan Enriquez (“Enriquez”) and Steven R. Gullans (“Gullans” and, together with each of the foregoing, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Based on 14,710,208 shares of the Issuer’s common stock outstanding as of July 5, 2017 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus dated June 28, 2017 (the “Final Prospectus”) filed with the Securities and Exchange Commission (the “SEC”) on June 29, 2017 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended (the “Securities Act”). The number of shares of Common Stock outstanding does not give effect to the underwriters’ option to purchase up to an additional 562,500 shares of Common Stock within 30 days from the date of the Final Prospectus.

1.	Names of reporting persons Excel Medical Ventures, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒ (1)
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 1,016,100
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,016,100
11.	Aggregate amount beneficially owned by each reporting person 1,016,100
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 6.9% (2)
14.	Type of reporting person (see instructions) OO

(1)	This statement on Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Based on 14,710,208 shares of the Issuer’s common stock outstanding as of July 5, 2017 upon the closing of the Issuer’s initial public offering, as reported in the Final Prospectus. The number of shares of Common Stock outstanding does not give effect to the underwriters’ option to purchase up to an additional 562,500 shares of Common Stock within 30 days from the date of the Final Prospectus.

1.	Names of reporting persons Juan Enriquez
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒ (1)
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 1,016,100
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,016,100
11.	Aggregate amount beneficially owned by each reporting person 1,016,100
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 6.9% (2)
14.	Type of reporting person (see instructions) IN

(1)	This statement on Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Based on 14,710,208 shares of the Issuer’s common stock outstanding as of July 5, 2017 upon the closing of the Issuer’s initial public offering, as reported in the Final Prospectus. The number of shares of Common Stock outstanding does not give effect to the underwriters’ option to purchase up to an additional 562,500 shares of Common Stock within 30 days from the date of the Final Prospectus.

1.	Names of reporting persons Frederick R. Blume
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒ (1)
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 1,016,100
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,016,100
11.	Aggregate amount beneficially owned by each reporting person 1,016,100
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 6.9% (2)
14.	Type of reporting person (see instructions) IN

(1)	This statement on Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Based on 14,710,208 shares of the Issuer’s common stock outstanding as of July 5, 2017 upon the closing of the Issuer’s initial public offering, as reported in the Final Prospectus. The number of shares of Common Stock outstanding does not give effect to the underwriters’ option to purchase up to an additional 562,500 shares of Common Stock within 30 days from the date of the Final Prospectus.

1.	Names of reporting persons Steven R. Gullans
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒ (1)
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 1,016,100
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,016,100
11.	Aggregate amount beneficially owned by each reporting person 1,016,100
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 6.9% (2)
14.	Type of reporting person (see instructions) IN

(1)	This statement on Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Based on 14,710,208 shares of the Issuer’s common stock outstanding as of July 5, 2017 upon the closing of the Issuer’s initial public offering, as reported in the Final Prospectus. The number of shares of Common Stock outstanding does not give effect to the underwriters’ option to purchase up to an additional 562,500 shares of Common Stock within 30 days from the date of the Final Prospectus.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Aileron Therapeutics, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 281 Albany Street, Cambridge, MA 02139.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by:

Excel Medical Fund, L.P. (“Excel Medical”)

Excel Medical Ventures, LLC (“Excel”)

Frederick R. Blume (“Blume”)

Juan Enriquez (“Enriquez”)

Steven R. Gullans (“Gullans” and collectively with Excel Medical, Excel, Blume and Enriquez, the “Reporting Persons”).

(b) The principal business address of each Reporting Person is:

c/o Excel Venture Management, LLC

Prudential Tower

800 Boylston Street, Suite 2825

Boston MA 02199.

(c) Excel Medical is a venture capital fund with a principal business of investing in life science technologies. Excel serves as the sole general partner of Excel Medical. As such, Excel possesses power to direct the voting and disposition of the shares of Common Stock owned by Excel Medical and may be deemed to have indirect beneficial ownership of the shares of Common Stock held by Excel Medical. Blume, Enriquez and Gullans (collectively, the “Managers”) are the managers of Excel. As such, the Managers possess power to direct the voting and disposition of the shares of Common Stock owned by Excel Medical and may be deemed to have indirect beneficial ownership of the shares of Common Stock held by Excel Medical; however, they disclaim beneficial ownership of the shares of Common Stock except to the extent of their pecuniary interests therein. The principal business of Excel is to serve as general partner for Excel Medical. The principal business of each of the Managers is to manage Excel.

(d) - (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Excel Medical is a limited partnership organized under the laws of the State of Delaware. Excel is a limited liability company organized under the laws of the State of Delaware. Each of the Managers is a United States citizen.

Item 3. Source and Amounts of Funds or Other Consideration.

Excel Medical acquired from the Issuer 60,000 shares of Common Stock on July 5, 2017 in the Issuer’s initial public offering (the “IPO”) at the public offering price of $15.00 per share pursuant to the Registration Statement on Form S-1 filed with the SEC (File No. 333-218474) which was declared effective on June 28, 2017. The total consideration paid by Excel Medical for these shares of Common Stock was $900,000, and such consideration was obtained from the working capital of Excel Medical.

Excel Medical acquired 9,500,768 shares of the Issuer’s Series D, Series E-2, Series E-3 and Series F preferred stock at various times between May 29, 2009 and December 23, 2016. Such shares of preferred stock automatically converted into 956,100 shares of Common Stock on a 9.937-for-one-basis upon the closing of the Issuer’s IPO without payment of consideration. The consideration for each share of Series D, Series E-2, Series E-3 and Series F preferred stock was obtained from the working capital of Excel Medical.

Neither Excel nor any of the Managers has separately acquired any securities of the Issuer.

Item 4. Purpose of Transaction.

The information contained in Item 3 above is incorporated herein by reference.

Excel Medical appointed Caleb Winder, a managing director of Excel Venture Management, LLC, to the board of directors of the Issuer in December 2014. Mr. Winder continues to serve on the board of directors of the Issuer.

Except as set forth in this Item 4, none of the Reporting Persons has any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Excel Medical acquired the shares of the Issuer’s Common Stock for investment purposes. Excel Medical expects to review from time to time its investment in the Issuer and may, depending on the Issuer’s business, assets, operations, financial condition, prospects and other factors, as well as (and subject to) the terms of the contracts described in Item 6 of this Schedule: (i) purchase additional shares of Common Stock, options or other securities of the Issuer in the open market, in privately negotiated transactions or otherwise; (ii) sell all or a portion of the shares of Common Stock, options or other securities now beneficially owned or hereafter acquired by it; (iii) propose one or more directors for the Issuer’s board of directors; (iv) engage in discussions, negotiations or enter into other transactions with a view to obtaining direct or indirect control of the Issuer; (v) acquire assets of the Issuer and its subsidiaries; and (vii) engage in such other proposals as Excel Medical may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Also, consistent with its investment intent, Excel Medical may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer regarding the Issuer, including but not limited to its operations, governance and control.

Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, the Reporting Persons may be deemed, for purposes of Rule 13d-3 of the Act, directly or indirectly, to be the beneficial owners of 1,016,100 shares of Common Stock. Based on 14,710,208 shares of Common Stock outstanding as of July 5, 2017 upon the closing of the Issuer’s IPO, as reported in the Final Prospectus, the Common Stock held by the Reporting Persons constitutes 6.9% of the outstanding shares of Common Stock. The number of shares of Common Stock outstanding does not give effect to the underwriters’ option to purchase up to an additional 562,500 shares of Common Stock within 30 days from the date of the Final Prospectus.

(b) With respect to each Reporting Person:

Sole power to vote: 0 shares of Common Stock

Shared power to vote: 1,016,100 shares of Common Stock

Sole power to dispose: 0 shares of Common Stock

Shared power to dispose: 1,016,100 shares of Common Stock

(c) Except as set forth in Item 3, during the past 60 days, there were no transactions in shares of Common Stock, or any securities directly or indirectly convertible into or exchangeable for shares of Common Stock, by any of the Reporting Persons.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock of the Issuer beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as set forth in Item 4 of this Schedule 13D and the following, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons and any other person with respect to any securities of the Issuer:

On December 23, 2016, the Issuer, Excel Medical and certain other investors of preferred stock entered into the Seventh Amended and Restated Investor Rights Agreement (the “Investor Rights Agreement”), a copy of which is attached hereto as Exhibit 1. Pursuant to the Investor Rights Agreement, Excel Medical (i) has the right to require the Issuer to register the shares of Common Stock held by it under the Securities Act under specified circumstances and subject to certain limitations, (ii) has piggyback registration rights, subject to specified exceptions, if the Issuer proposes to file a registration statement to register any of its securities under the Securities Act, either for the Issuer’s own account or for the account of any of its stockholders that are not holders of registrable securities under the Investor Rights Agreement, on a form that would also permit registration of the shares of Common Stock held by Excel Medical and (iii) the Issuer is required to pay all registration expenses, including registration fees, printing expenses, fees and disbursements of the Issuer’s counsel and accountants and reasonable fees and disbursements of one counsel representing any selling stockholders, other than any underwriting discounts and commissions, related to any demand or piggyback registration.

In connection with the Issuer’s IPO, Excel Medical entered into a lock-up agreement (the “Lock-Up Agreement”), a copy of which is attached hereto as Exhibit 2, with Merrill Lynch, Pierce, Fenner & Smith Incorporated and Jefferies LLC (in their capacity as representatives of several underwriters for the IPO) (the “Representatives”). Pursuant to the Lock-Up Agreement, Excel Medical has agreed that for a period of 180 days following the date of the underwriting agreement with the Representatives related to the IPO, subject to specified exceptions, it will not, without the prior written consent of the Representatives, offer, sell, contract to sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by Excel Medical or any of its affiliates or any person in privity with Excel Medical or its affiliates), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the SEC in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder with respect to, any shares of capital stock of the Issuer or any securities convertible into or exercisable or exchangeable for such capital stock, or publicly announce an intention to effect any such transaction.

The descriptions contained in this Schedule 13D of the Investor Rights Agreement and the Lock-Up Agreement are summaries only and are qualified in their entireties by the actual terms of each such agreement, which are incorporated herein by this reference. See Item 7 “Material to be Filed as Exhibits.”

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description

1	Lock-Up Agreement, dated as of March 24, 2017, entered into by and between the Representatives of the Underwriters and Excel Medical

2	Seventh Amended and Restated Investor Rights Agreement, dated as of December 23, 2016, among the Issuer and the other parties thereto (incorporated by reference to Exhibit 4.2 of the Issuer’s registration statement on Form S-1 (File No. 333-218474), filed on June 2, 2017)

99.1	Agreement regarding joint filing of Schedule 13D

CUSIP NO. 00887A 105	Page 11 of 16 Pages

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: July 13, 2017

EXCEL MEDICAL FUND, L.P.

BY:	EXCEL MEDICAL VENTURES, LLC
ITS:	GENERAL PARTNER

By:	/s/ Steven Gullans
Manager

EXCEL MEDICAL VENTURES, LLC

By:	/s/ Steven Gullans
Manager

/s/ Frederick R. Blume
Frederick R. Blume

/s/ Juan Enriquez
Juan Enriquez

/s/ Steven R. Gullans
Steven R. Gullans

CUSIP NO. 00887A 105	Page 12 of 16 Pages

Exhibit 1

March 24, 2017

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Jefferies LLC

as Representatives of the several

Underwriters to be named in the

within-mentioned Underwriting Agreement

c/o Merrill Lynch, Pierce, Fenner & Smith

                            Incorporated

      One Bryant Park

      New York, New York 10036

      and

      Jefferies LLC

      520 Madison Avenue

      New York, New York 10022

      Re: Proposed Public Offering by Aileron Therapeutics, Inc.

Dear Sirs:

The undersigned, a stockholder, optionholder, officer and/or director of Aileron Therapeutics, Inc., a Delaware corporation (the “Company”), understands that Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) and Jefferies LLC (“Jefferies” and, together with Merrill Lynch, the “Representatives”) propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) with the Company providing for the public offering (the “Offering”) of shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”). In recognition of the benefit that the Offering will confer upon the undersigned as a stockholder, optionholder, officer and/or director of the Company, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees with each underwriter to be named in the Underwriting Agreement that, during the period beginning on the date hereof and ending on the date that is 180 days from the date of the Underwriting Agreement (the “Lock-Up Period”), the undersigned will not, without the prior written consent of the Representatives, (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of the Company’s Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition (collectively, the “Lock-Up Securities”), or exercise any right with respect to the registration of any of the Lock-Up Securities or the filing of any registration statement in connection therewith, under the Securities Act of 1933, as amended, or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise. If the undersigned is an officer or director of the Company, the undersigned further agrees that the foregoing provisions shall be equally applicable to any issuer directed shares of Common Stock the undersigned may purchase in the Offering.

If the undersigned is an officer or director of the Company, (1) the Representatives agree that, at least three business days before the effective date of any release or waiver of the foregoing restrictions in connection with a transfer of shares of the Common Stock, the Representatives will notify the Company of the impending release or waiver, and (2) the Company has agreed in the Underwriting Agreement to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver.

CUSIP NO. 00887A 105	Page 13 of 16 Pages

Any release or waiver granted by the Representatives hereunder to any such officer or director shall only be effective two business days after the publication date of such press release. The provisions of this paragraph will not apply if (i) the release or waiver is effected solely to permit a transfer not for consideration and (ii) the transferee has agreed in writing to be bound by the same terms described in this letter to the extent and for the duration that such terms remain in effect at the time of the transfer.

Notwithstanding the foregoing, and subject to the conditions below, the undersigned may, without the prior written consent of the Representatives:

(a.)	transfer the Lock-Up Securities, provided that (1) the Representatives receive a signed Lock-Up agreement for the balance of the Lock-Up Period from each donee, trustee, distributee, or transferee, as the case may be, (2) any such transfer shall not involve a disposition for value, (3) in the case of clauses (i.) through (v.) below, such transfers are not required to be reported with the SEC on Form 4 in accordance with Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and (4) the undersigned does not otherwise voluntarily effect any public filing or report regarding such transfers:

(i.)	as a bona fide gift or gifts;

(ii.)	to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned (for purposes of this lock-up agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin);

(iii.)	as a distribution to limited partners, members, stockholders or other equity holders of the undersigned;

(iv.)	to the undersigned’s affiliates or to any investment fund or other entity that, directly or indirectly, controls, is controlled by, or is under common control with, the undersigned;

(v.)	by will or intestate succession upon the death of the undersigned; or

(vi.)	pursuant to a court or regulatory agency order, a qualified domestic order or in connection with a divorce settlement;

(b.)	exercise any rights to purchase, exchange or convert any stock options granted pursuant to the Company’s equity incentive plans existing as of the date of the Underwriting Agreement or warrants or any other securities existing as of the date of the Underwriting Agreement, which securities are convertible into or exchangeable or exercisable for Common Stock, provided that (1) any filing under Section 16 of the Exchange Act made during the Lock-Up Period shall clearly indicate in the footnotes thereto that (A) the filing relates to the circumstances described above and (B) the underlying shares of Common Stock continue to be subject to the restrictions on transfer set forth in this lock-up agreement and (2) the undersigned does not otherwise voluntarily effect any other public filings or report regarding such exercise during the Lock-Up Period;

(c.)	sell Lock-Up Securities to the Company in connection with the termination of the undersigned’s employment or other service with the Company, provided that, (1) any filing under Section 16 of the Exchange Act made during the Lock-Up Period shall clearly indicate in the footnotes thereto that (A) the filing relates to the circumstances described above and (B) no Lock-Up Securities were sold by the reporting person other than such transfers to the Company as described above and (2) the undersigned does not otherwise voluntarily effect any other public filings or report regarding such transfers during the Lock-Up Period; or

CUSIP NO. 00887A 105	Page 14 of 16 Pages

(d.)	transfer the Lock-Up Securities upon the completion of a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of the Company’s securities involving a change of control of the Company; provided that, in the event that such tender offer, merger, consolidation or other such transaction is not completed, such securities held by the undersigned shall remain subject to the restrictions on transfer set forth in this lock-up agreement (for purposes hereof, “change of control” shall mean the transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons, of shares of capital stock if, after such transfer, such person or group of affiliated persons would hold more than 50% of the outstanding voting securities of the Company (or the surviving entity)).

Notwithstanding anything herein to the contrary, nothing herein shall prevent the undersigned from establishing a 10b5-l trading plan that complies with Rule 10b5-l under the Exchange Act (“10b5-l Trading Plan”) or from amending an existing 10b5-l Trading Plan so long as there are no sales of Lock-Up Securities under such plan during the Lock-Up Period; and provided that, the establishment of a 10b5-1 Trading Plan or the amendment of a 10b5-l Trading Plan, in either case, providing for sales of Lock-Up Securities shall only be permitted if (i) the establishment or amendment of such plan is not required to be reported in any public report or filing with the SEC, or otherwise, and (ii) the undersigned does not otherwise voluntarily effect any public filing or report regarding the establishment or amendment of such plan.

Furthermore, during the Lock-Up Period, the undersigned may sell shares of Common Stock of the Company purchased by the undersigned in the Offering from the Underwriters (other than any issuer-directed shares of Common Stock purchased in the Offering by an officer or director of the Company) or on the open market following the Offering if and only if (i) such sales are not required to be reported in any public report or filing with the SEC, or otherwise and (ii) the undersigned does not otherwise voluntarily effect any public filing or report regarding such sales.

The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the Lock-Up Securities except in compliance with the foregoing restrictions.

In the event that during the Lock-Up Period, the Representatives waive any prohibition on the transfer of Lock-Up Securities held by any record or beneficial holder of the shares of capital stock of the Company, the Representatives shall be deemed to have also waived for each Major Holder (as defined below), on the same terms, the prohibitions set forth in the lock-up agreement that would otherwise have applied to such Major Holder with respect to the same percentage of such Major Holder’s Lock-Up Securities as the relative percentage of aggregate Lock-Up Securities held by such party receiving the waiver which are subject to such waiver. The provisions of this paragraph will not apply: (1) unless and until the Representatives have first waived more than 1.0% of the Company’s total outstanding shares of Common Stock (determined as of the date of such waiver and assuming conversion, exercise and exchange of all securities convertible into or exercisable or exchangeable for Common Stock) from such prohibitions, (2) (a) if the waiver is effected solely to permit a transfer not involving a disposition for value and (b) the transferee has agreed in writing to be bound by the same terms described in this lock-up agreement to the extent and for the duration that such terms remain in effect at the time of the transfer, or (3) if the waiver is granted to a holder of Lock-Up Securities in connection with a follow-on public offering of the Company’s securities pursuant to a registration statement on Form S-1 that is filed with the SEC, provided that such waiver shall only apply with respect to such holder’s participation in such follow-on public sale. In the event that, as a result of this paragraph, any Lock-Up Securities held by the undersigned are released from the restrictions imposed by this lock-up agreement, the Representatives shall use commercially reasonable efforts to notify the Company within two business days of the effective date of such release, and the Company, in turn, in consultation with the Representatives, shall use commercially reasonable efforts to notify the Major Holders within one business day thereafter that the same percentage of aggregate Lock-Up Securities held by such Major Holders has been released; provided that the failure to give such notice to the Company or the Major Holders shall not give rise to any claim or liability against the Company or the Underwriters, including the Representatives. Notwithstanding any other provisions of this lock-up agreement, if the Representatives, in their reasonable judgment, after consultation with the Company, determine that a record or beneficial owner of any Lock-Up Securities should be granted an early release from a lock-up agreement due to circumstances of an emergency or hardship, then the Major Holders shall not have any right to be granted an

CUSIP NO. 00887A 105	Page 15 of 16 Pages

early release pursuant to the terms of this paragraph. For purposes of this lock-up agreement, each of the following persons is a “Major Holder”: each record or beneficial owner, as of the date hereof, of more than 5% of the outstanding shares of capital stock of the Company on an as-converted to Common Stock basis (for purposes of determining record or beneficial ownership of a stockholder, all shares of capital stock held by investment funds affiliated with such stockholder shall be aggregated).

The undersigned understands that, if (1) the execution of the Underwriting Agreement in connection with the Offering shall not have occurred on or before December 31, 2017, (2) the Company files an application to withdraw the registration statement relating to the Offering, (3) the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Common Stock to be sold thereunder or (4) the Representatives, on behalf of the underwriters, advise the Company, or the Company advises the Representatives, in writing, prior to the execution of the Underwriting Agreement, that they have determined not to proceed with the Offering, the undersigned shall be released from all obligations under this agreement.

[Signature Page Follows]

Very truly yours,

If an entity:

Excel Medical Fund, L.P.
[Print entity name above]

By:	/s/ Steven Gullans
Name:	Steven Gullans
Title:	Manager

CUSIP NO. 00887A 105	Page 16 of 16 Pages

Exhibit 99.1

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock beneficially owned by each of them of Aileron Therapeutics, Inc. This Joint Filing Agreement shall be included as an Exhibit to such Schedule 13D.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 13th day of July, 2017.

EXCEL MEDICAL FUND, L.P.

BY:	EXCEL MEDICAL VENTURES, LLC
ITS:	GENERAL PARTNER

By:	/s/ Steven Gullans
Manager

EXCEL MEDICAL VENTURES, LLC

By:	/s/ Steven Gullans
Manager

/s/ Juan Enriquez
Juan Enriquez

/s/ Frederick R. Blume
Frederick R. Blume

/s/ Steven R. Gullans
Steven R. Gullans